Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, $0.01 par value per share, of International General Insurance Holdings Ltd., a Bermuda exempted company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of February, 2021.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

By:	/s/ Jay S. Bullock
Name:	Jay S. Bullock
Title:	Executive Vice President and Chief Financial Officer

ARGO RE LTD.

By:	/s/ William Chen
Name:	William Chen
Title:	Director